Exhibit 99.3

CERTAIN UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the merger.

The unaudited pro forma condensed combined balance sheets and the unaudited pro forma condensed combined statements of operations for the fiscal year ended June 30, 2019 and three months ended September 30, 2019 (the “Pro Forma Financials”) have been derived from the following sources:

Aytu BioScience, Inc.

●	Unaudited consolidated balance sheet and statement of operations as of and for the three months ended September 30, 2019; and

●	Audited consolidated statement of operations for the year ended June 30, 2019.

Pediatric Product Portfolio of Cerecor, Inc. (a/k/a “Cerecor Transaction”)

●	Audited abbreviated statement of net assets acquired and liabilities assumed of the Pediatric Product Portfolio of Cerecor, Inc. as of September 30, 2019; and

●	Unaudited abbreviated statements of net revenues and direct expenses for the acquired Pediatric Product Portfolio of Cerecor, Inc. for the three months ended September 30, 2019 and year ended June 30, 2019.

Innovus Pharmaceuticals, Inc.

●	Unaudited condensed combined balance sheet and statement of operations as of and for the three months ended September 30, 2019; and

●	Unaudited condensed combined statement of operations for the year ended June 30, 2019.

The preliminary unaudited pro forma condensed combined statements of operations for the three months ended September 30, 2019 and year ended June 30, 2019 give effect to these transactions as if they had occurred as of July 1, 2018. The preliminary unaudited pro forma condensed combined balance sheet as of September 30, 2019 give effect to these transactions as if they had occurred on September 30, 2019.

Unaudited Pro Forma Condensed Combined Balance Sheet (In thousands)

	As of September 30, 2019 (In thousands, except share amounts)
	Aytu BioScience, Inc.	Cerecor Transaction	Pro Forma Adj. (Cerecor)		Combined Aytu BioScience & Cerecor Transaction	Innovus Pharma, Inc.	Pro Forma Adj. (Innovus)		Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$7,014	–	$(4,500)	(a)	$2,514	$955	$(500)	(f)	$2,969
Restricted cash	250	–	–		250	–	–		250
Other current assets	4,718	1,788	1,236	(b)	7,742	3,398	(1,000)	(g)	10,140
Total current assets	11,982	1,788	(3,264)		10,506	4,353	(1,500)		13,359

Intangible asset, net	18,293	23,834	–	(c)	42,127	3,378	–		45,505
Goodwill	–	–	7,216	(d)	7,216	953	21,007	(h)	29,176
Other non-current assets	749	–	–		749	830	–		1,579
Total long-term assets	19,042	23,834	7,216		50,092	5,161	21,007		76,260

Total assets	$31,024	$25,622	$3,952		$60,598	$9,514	$19,507		$89,619

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$3,863	6,373	–		10,236	$4,080	–		$14,316
Accrued compensation	1,002	–	–		1,002	1,341	–		2,343
Notes, loans payable and current portion of long-term debt	–	1,050	–	(c)	1,050	3,315	(1,000)	(i)	3,365
Current contingent consideration	1,237	1,237	–	(c)	2,474	–	1,730	(j)	4,204
Total current liabilities	6,102	8,660			14,762	8,736	730		24,228

Long-term contingent consideration	22,272	6,236	–		28,508	1,248	–		29,756
Long-term debt	–	14,255	–		14,255	–	–		14,255
Other long-term liabilities	326	–	–		326	1,526	–		1,852
Total liabilities	28,700	29,151	–		57,851	11,510	730		70,091

Commitments and contingencies

Total stockholders’ equity	2,324	(3,529)	3,952		2,747	(1,996)	18,777		19,528

Total liabilities and stockholders’ equity	$31,024	$25,622	$3,952		$60,598	$9,514	$19,507		$89,619

See accompanying Notes to the Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statement of Operations

Three Months Ended September 30, 2019

(In thousands, except per share data)

	Three Months Ended September 30, 2019
	Aytu BioScience, Inc.	Cerecor Transaction	Pro Forma Adjustments		Combined Aytu BioScience & Cerecor Transaction	Innovus Pharma, Inc.	Pro Forma Adjustments		Pro Forma Combined

Revenues
Product revenue, net	$1,440	3,412	–		$4,852	$5,648	$-		$10,500
Service revenue, net	–	–	–		-	107	-		107
Total product revenue	1,440	3,412	–		4,852	5,755	-		10,607

Operating expenses
Cost of sales	376	1,303	–		1,679	2,215	–		3,894
Research and development	78	–	–		78	86	–		164
Selling, general and administrative	5,146	2,458	–		7,604	5,152	(400)	(k)	12,356
Amortization of intangible assets	575	703	–	(c)	1,278	–	–		1,278
Total operating expenses	6,175	4,464	–		10,639	7,453	(400)		17,692

Loss from operations	(4,735)	(1,052)	–		(5,787)	(1,698)	400		(7,085)

Other (expense) income					-
Other (expense), net	(195)	–	–	(c)	(195)	(538)	–		(733)
Gain from warrant derivative liability	2	–	–		2	–	–		2
Total other (expense) income	(193)	–	–		(193)	(538)	-		(731)

Net loss	$(4,928)	(1,052)	–		$(5,980)	$(2,236)	$400		$(7,816)

Weighted average number of common shares outstanding	15,325,921	–	–		15,325,921	2,759,117	1,175,794	(l)	19,260,832

Basic and diluted net loss per common share	$(0.32)				$(0.39)	$(0.81)			$(0.41)

See accompanying Notes to the Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed COMBINED Statement of Operations

Year Ended June 30, 2019

(in thousands, except per share data)

	Year Ended June 30, 2019
	Aytu BioScience, Inc.	Cerecor Transaction	Pro Forma Adjustments		Combined Aytu BioScience & Cerecor Transaction	Innovus Pharma, Inc.	Pro Forma Adjustments		Pro Forma Combined

Revenues
Product revenue, net	$7,315	12,434	–		$19,749	$23,150	–		$42,899
Cooperative marketing revenue, net		–	–		-	519	–		519
Service revenue, net	6	–	–		6	675	–		681
Total product revenue	7,321	12,434	–		19,755	24,344	–		44,099

Operating expenses
Cost of sales	2,202	4,899	–		7,101	6,256	–		13,357
Research and development	589	–	–		589	274	–		863
Selling, general and administrative	18,888	10,034	–		28,922	23,362	(2,000)	(k)	50,284
Selling, general and administrative - related party	352		–		352	–	–		352
Amortization of intangible assets	2,136	3,126	–	(c)	5,262	–	–		5,262
Impairment of intangible assets	–	1,449	(1,449)	(e)	–	–	–		–
Total operating expenses	24,167	19,508	(1,449)		42,226	29,892	(2,000)		70,118

Loss from operations	(16,846)	(7,074)	1,449		(22,471)	(5,548)	2,000		(26,019)

Other (expense) income
Other (expense), net	(536)	–	–		(536)	(1,838)	–		(2,374)
(Loss) / gain from change in fair value of contingent consideration	(9,831)	(494)	–		(10,325)	191	–		(10,134)
(Loss) on extinguishment of debt	–	–	–		–	(1,163)	–		(1,163)
Gain from warrant derivative liability	81				81	–	–		81
Total other (expense) income	(10,286)	(494)	–		$(10,780)	(2,810)	–		(13,590)

Net loss	$(27,132)	$(7,568)	$1,449		$(33,251)	$(8,358)	$2,000		$(39,609)

Weighted average number of common shares outstanding	7,794,489	–	–		7,794,489	2,700,000	1,234,911	(l)	11,729,400

Basic and diluted net loss per common share	$(3.48)				$(4.27)	$(3.10)			$(3.38)

See accompanying Notes to the Pro Forma Condensed Combined Financial Statements

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(In thousands, except per share information)

Note 1. Basis of Presentation

The historical consolidated financial statements of Aytu BioScience, Inc. (the “Company”) have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the business combination, (ii) factually supportable and (iii) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results following the business combinations.

While Aytu will account for the business combinations under the acquisition method of accounting in accordance with ASC Topic 805 Business Combinations (“Topic 805”), Aytu has not completed the estimation of the fair value of assets acquired or liabilities assumed (the “Cerecor Transaction”) and the merger with Innovus (the “Innovus Merger”) subject to shareholder approval. Accordingly, the preliminary pro forma condensed combined balance sheet as presented currently has not been fully adjusted in accordance with Topic 805. Any adjustments reflect information currently available to Aytu today, such as certain loans between Aytu and Innovus, estimates of certain fixed minimum future payments or the estimated modifications to goodwill, which exclude the current estimated and expected adjustments upon applying purchase accounting in accordance with Topic 805.

The combined preliminary pro forma condensed combined financial information does not reflect the realization of any expected cost savings or other synergies from the acquisition of both the (i) Cerecor Transaction and the (ii) Innovus Merger as a result of restructuring activities and other planned cost savings initiatives following the completion and integration of the business combinations.

As the Pediatrics Product Portfolio of Cerecor, Inc. (the “Product Portfolio”) reported on a December 31 year end, in preparing the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended June 30, 2019, the Company updated the annual income statement of the Product Portfolio to reflect a twelve-month period ended June 30, 2019.

These were obtained by taking the (i) audited abbreviated statements of net revenues and direct expenses for the acquired Product Portfolio for the nine months ended September 30, 2019, less the net revenues and direct expenses for Product Portfolio for the three month period ended September 30, 2019, and adding these amounts to the (ii) audited abbreviated statements of net revenues and direct expenses for the acquired Product Portfolio for the year ended December 31, 2018, less the net revenues and direct expenses for the acquired Product Portfolio for the abbreviated period prior to July 1, 2018.

Note 2. Financing Transactions

Cerecor Transaction

On November 1, 2019, the Company completed the Cerecor Transaction, acquiring a portfolio of pediatric products from Cerecor, Inc. for (i) $4.5 million in cash and (ii) $12.5 million in Series G Preferred Stock.

Innovus Merger

On September 12, 2019, the Company entered into an Agreement and Plan of Merger with Innovus Pharmaceuticals, Inc. (“Innovus Merger”). The Company currently estimates the pending Innovus Merger to constitute (i) approximately 3.9 million shares of Aytu common stock at close, (ii) $16 million of contingent value rights (“CVRs”) with the potential settlement from the issuance of up to a maximum of 4.7 million shares of Aytu common stock underlying the CVRs or cash at the option of the Company, and an estimated 1.3 million shares of Aytu common stock underlying Innovus warrants or Series H preferred stock.

Note 3. Estimated Purchase Price Consideration

Generally accepted accounting principles in the United States (“GAAP”) requires that Company’s assess whether the Company’s common stock, even if traded on a nationally listed exchange, is indicative of fair value. After careful analysis, due relatively thin daily trading volumes, the Company determined that the best indicator of fair value is the most recent offering price. The fair value of the Company’s common stock is determined based upon the estimated transaction price as a result of the Company’s most recently completed private placement offering on October 11, 2019, which was valued at $0.567 per share.

Cerecor Transaction

The following table provides the value of consideration transferred upon the November 1, 2019 closing of the Cerecor transaction:

Estimated Consideration at Close
Closing Shares Estimated Value
Total shares of Aytu Series G Preferred Stock issued on November 1, 2019	9,805,845
Estimated fair value per share of Aytu Series G Preferred Stock (see Note 3)	$0.567
Estimated value of Aytu Series G Preferred Stock issued at November 1, 2019	$5,559,914

Cash Consideration
Total cash consideration transferred at November 1, 2019	4,500,000

Estimated Value of Consideration Transferred	$10,059,914

Innovus Merger

The preliminary estimated purchase price is estimated as if the transaction had closed on January 6, 2019 and includes estimates as to the final total number of shares of Aytu common stock expected to either be issued at close, or registered to satisfy future potential issuances post-close. Accordingly, the amounts presented in the table below are likely to change upon the closing of the merger.

Estimated Consideration at Close
Closing Shares Estimated Value
Estimated shares to be issued at Close	3,934,911
Estimated fair value of Aytu common stock (see Note 3)	$0.567
Estimated value of Aytu common stock issued at close	$2,231,095

Value of CVRs (Assuming 100% Milestone Achievement) (f)
Minimum CVR Value (Assuming 100% Milestone Achievement)	$16,000,000

Other Shares of Aytu Common Stock Related to the Merger (҂)
Estimated potential number of shares of Aytu Common stock	1,293,003
Estimated fair value of Aytu common stock	$0.567
Estimated value of other shares issued at close related to the merger	$733,133

Estimated Value of Consideration Transferred	$18,964,227

(f) – Assumes 100% achievement for all Contingent Value Rights (“CVRs”) pursuant to the Contingent Value Rights Agreement (Exhibit B to the “Agreement and Plan of Merger” dated September 12, 2019). There is no guarantee that such CVRs will be achieved.

(҂) – Such estimate is subject to change due to the multiple variables involved in ultimately calculating the number of shares to be issued, including (a) the Company’s stock price; (b) the fair value of CVRs and their impact on valuations which determine certain shares to be issued to satisfy certain outstanding warrants, and (c) other inputs to certain warrant valuations that will not be determined until the date the Innovus Merger closes.

Note 4. Preliminary purchase price allocation

The Company has performed a preliminary acquisition analysis which has not yet been adjusted to reflect Topic 805 adjustments either due to the fact that (i) the Company has commenced the valuation of the assets acquired and liabilities assumed relating to the Cerecor transaction, but has not been completed, and (ii) the Innovus merger is pending approval by both shareholders of Aytu and Innovus before the transaction can close.

Cerecor Transaction

The following table provides the estimated, preliminary pro forma purchase price allocation, which is subject to change upon a completed valuation of the assets acquired and liabilities assumed at the November 1, 2019 closing date. The Company anticipates a final valuation report near the beginning of the third quarter of the Company’s fiscal year ended June 30, 2020.

Purchase Price Allocation	Estimated Purchase Price Allocation (in thousands)
Estimated consideration to be transferred	10,060

Total Assets Acquired
Cash and cash equivalents	–
Other current assets (see Note 6)	1,788
Intangible assets (see Note 6)	23,834
Other non-current assets (see Note 6)	–
Total identifiable assets	25,622

Total liabilities assumed
Current portion of long-term debt (see Note 6)	1,050
Current portion of contingent consideration (see Note 6)	1,237
Long-term contingent consideration (see Note 6)	6,236
Long-term debt (see Note 6)	14,255
Other long-term liabilities (see Note 6)	–
Total identifiable liabilities	22,778

Total pro forma goodwill	7,216

Innovus Merger

The following table provides the estimated, preliminary pro forma purchase price allocation, which is subject to change upon a completed valuation of the assets to be acquired and liabilities to be assumed at the yet to be determined closing date, which is subject to shareholder approval.

Purchase Price Allocation	Estimated Purchase Price Allocation (in thousands)	Notes
Estimated consideration to be transferred	18,964	(1)

Total Assets Acquired
Cash and cash equivalents	955
Other current assets	3,398
Intangible assets	3,378
Other non-current assets	1,783
Total identifiable assets	9,514

Total liabilities assumed
Accounts payable and accrued liabilities	4,080
Accrued compensation	1,341
Notes payable	2,315
Long-term contingent consideration	3,248
Other long-term liabilities	1,526
Total identifiable liabilities	12,510

Total pro forma goodwill	21,960

(1)	The estimated consideration transferred is an estimate both regarding the ultimate fair value of the Company’s common stock at the time of close, as well as the total number of shares of the Company’s common stock either issued at close or underlying other securities transferred at the time of close.

Note 5. Pro Forma Adjustments

The preliminary pro forma adjustments are based on the Company’s estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed consolidated combined financial information:

Cerecor Transaction

(a)	Represents the $4.5 million of cash consideration transferred as part of the Cerecor Transaction purchase price.

(b)	Represents adjustments to reflect preliminary estimated fair value of acquired inventory and prepaid expenses, as well as estimated amounts owed by Cerecor, Inc. to the Company for future product returns related to products sold prior to the November 1, 2019 closing date. Such amounts include estimates by the Company and are subject to potential future adjustments over the twelve-month measurement period.

(c)	As of the filing of this Form 8-K, the Company is still in the process of valuing the assets acquired and liabilities assumed at November 1, 2019. Until such time, adjustments to the pro forma balance sheet as of September 30, 2019 and related statements of operations for the year ended June 30, 2019 and three months ended September 30, 2019 are pending (see Note 6).

(d)	Represents the preliminary estimated goodwill, which represents the excess purchase price over the fair value of the Cerecor transaction (see Note 4). As noted, as of the filing of this Form 8-K, the Company is still in the process of valuing the assets acquired and liabilities assumed at November 1, 2019. Until such time, adjustments to the pro forma balance sheet as of September 30, 2019 cannot be determined (see Note 6).

(e)	Impairment charges as reported by Cerecor, Inc. in the historical, audited abbreviated financial statements as filed in Exhibit 99.1 to this Current Report on Form 8-K/A are not specific to the identified assets acquired and to be ultimately valued by the Company (see Note 6), and therefore, the circumstances under which such impairment charges were recognized are not relevant.

Innovus Merger

(f)	Represents approximately $100,000 in cash consideration paid to certain key members of Innovus executive team and approximately $400,000 in severance to be paid to a parting executive of Innovus.

(g)	Represents the elimination of the $1.0 million note between Aytu and Innovus that the parties agreed to in August 2019

(h)	Represents the preliminary estimated goodwill, which represents the excess purchase price over the fair value of the pending Innovus merger (see Note 4).

(i)	Represents the elimination of the $1.0 million note between Aytu and Innovus that was entered into in August 2019.

(j)	Represents the potential cash outflows related to the potential satisfaction of Contingent Value Rights relating to revenue targets established in the Agreement and Plan of Merger with Innovus Pharmaceuticals, Inc. on September 12, 2019.

(k)	Represents the estimated expected cost savings and efficiencies to be realized within the first fiscal year post-close, due to the elimination or reduction in salaries or headcount, and elimination of various public company related activities such as accounting, legal or investor relations.

(l)	Represents the pro forma weighted average shares outstanding at the end of both the three months ended June 30, 2019 and three months ended September 30, 2019, excluding any future or potential transactions or offerings.

Note 6. Pending Valuation of Cerecor Assets Acquired and Liabilities Assumed

The Company is in the process of completing the valuation for the identified assets acquired and liabilities assumed as part of the Cerecor Transaction, as of the date of this Form 8-K. Additionally, any amounts reported, are preliminary and subject to the twelve-month lookback period, and therefore, subject to potential adjustment, with any offsetting adjustment to goodwill. Due to the complexity involved in the valuation of acquired intangible assets and some assumed liabilities, the Company required the services of a third-party valuation specialist. The Company did not believe it would be useful to users of the financial statements to provide estimates for these assets prematurely, as they would have little relevance to the estimates to ultimately be provided by the third-party valuation specialist. The following are the preliminary identified assets acquired and liabilities assumed, and the current estimated value.

Purchase Price Allocation	Estimated Purchase Price Allocation (in thousands)
Identified Assets Acquired
Inventory	449	(1)
Prepaid expenses	575	(2)
Other receivables – product programs	(i)	(3)
Intangible assets – product technology	(i)	(4)
Intangible assets – supplier agreements	(i)	(5)

Total liabilities assumed
Other current liabilities - other	388	(6)
Other current liabilities – Product programs	(i)	(7)
Other long-term liabilities – fixed payments, product minimums, and certain contingent consideration arrangements	27,883	(8)

(i)	The Company hired a third party valuation specialist firm, which is currently working on the valuation of certain assets acquired and liabilities assumed. The valuation is not yet complete, and accordingly, a value cannot yet be attached to this asset or liability.

(1)	Current estimated maximum value of product inventory acquired at November 1, 2019, subject to change based on further analysis.

(2)	Consists of certain prepaid regulatory and other fees.

(3)	Pursuant to the terms of the Product Purchase Agreement date October 10, 2019, Cerecor, Inc. agreed to reimburse the Company for certain obligations resulting from products sales occurring prior to the November 1, 2019 closing date.

(4)	The Company determined that for accounting purposes, the primary asset acquired was in the form of product technology, as opposed to trademark or patent rights. The reason for this distinction was because each acquired product license agreement which allows use of trademark or patent rights requires the Company to pay future periodic royalties to third parties for the rights to market, distribute and sell the acquired Cerecor Products. Under a relief-from-royalties model for valuing such acquired assets, there is no relief from royalties to value. Accordingly, the value is related to the multi-period excess earnings generated by each product over the earlier of the product lifecycle or license agreement term. The Company is still in the process of valuing these assets.

(5)	The Company does not produce its pharmaceutical products in-house and instead utilizes third party manufacturers to source production. Manufacturers of pharmaceutical products to be marketed, distributed and sold within the United States of America are required to comply with United States Food and Drug Administration (“FDA”) regulatory oversight, including obtaining FDA pre-approval before any manufactured pharmaceutical products can be distributed or sold within the United States of America. Complying with these regulations can require significant up-front costs, which the Company has avoided through acquiring products with previously approved suppliers. As of the filing of this Form 8-K, the Company has yet to complete the valuation of these assets.

(6)	Estimated costs owed to Cerecor Inc. to cover certain accounting and other payments as agreed to by both the Company and Cerecor Inc. as part of the Product Purchase Agreement dated October 10, 2019.

(7)	Pursuant to the terms of the Product Purchase Agreement date October 10, 2019, the Company assumed responsibility for certain obligations resulting from product sales occurring prior to the November 1, 2019 closing date, some of which, will be reimbursed by Cerecor Inc.

(8)	Other long-term liabilities consist of fixed payments tied to certain outstanding assumed debt obligations, product minimums or contingent consideration owed under certain of the Company’s licensing agreements. The Company’s estimated fair value is does not include a valuation of the contingent consideration, which is still pending. The valuation of fixed payment streams are discounted using an estimated Company specific discount rate of approximately 18.0%, which is consistent with historical discount rates used to value other contingent consideration obligations of the Company. A final discount rate will be updated based upon the work of the Company’s third-party valuation specialist.